Mindray Releases Historical Financial Results Converted into US Dollar Terms
Shenzhen, China — August 26, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China, today released select historical financial figures converted from Chinese Renminbi to U.S. Dollars.
As announced in May, 2008, Mindray changed its reporting currency to the U.S. Dollar (USD) from Chinese Renminbi effective April 1, 2008. Accordingly, Mindray has issued these historical financial results in USD in order to allow same currency comparisons to future financial results, which will be released in USD. This conversion does not reflect any change in the underlying historical results and reflects only exchange rate recalculation into USD based on the accounting guidance for retranslation into a new reporting currency.
Mindray’s USD financial figures are available in the Securities and Exchange Commission section of Mindray’s Investor Relations website at ir.mindray.com, or as filed with the Securities and Exchange Commission at www.sec.gov.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver.

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For investor and media inquiries, please contact:
In the U.S.:
Evan Smith
Managing Director, FD
Tel: + 1 212-850-5606
Email: evan.smith@fd.com
John Capodanno
Senior Vice President, FD
Tel: + 1 212-850-5705
Email: mailto:john.capodanno@fd.com
In China:
May Li
Manager, Mindray Investor Relations
Direct line: + 86 755 2658 2518
Email: may.li@mindray.com

Mindray Medical International Limited
Income Statement

	Year Ended December 31,
	2006		2007
	RMB’000	US$’000	RMB’000	US$’000
	(audited)	(unaudited)	(audited)	(unaudited)
	(In thousands, except shares and per share data)
Statement of Operations Data:
Net revenues	1,514,981	190,374	2,230,937	294,296
Cost of revenues	(687,484)	(86,390)	(1,006,459)	(132,768)

Gross profit	827,497	103,984	1,224,478	161,528
Operating expenses:
Selling expenses	(211,858)	(26,622)	(311,437)	(41,083)
General and administrative expenses	(76,010)	(9,552)	(91,105)	(12,018)
Research and development expenses	(149,141)	(18,741)	(215,205)	(28,389)
Expense of in-progress research development	(31,835)	(4,000)
Other general expenses	202	25	(181)	(24)

Operating income	358,855	45,094	606,550	80,014
Other income	8,497	1,068	19,902	2,625
Other expenses	(2,481)	(312)	(2,032)	(268)
Interest income	27,890	3,505	73,726	9,726
Interest expense	(462)	(58)	(87)	(11)

Income before income taxes and minority interests	392,299	49,297	698,059	92,086
Provision for income taxes	(24,057)	(3,023)	(106,454)	(14,043)
Minority interests	(6,456)	(811)

Net income	361,786	45,463	591,605	78,043
Deemed dividend on issuance of convertible redeemable preferred shares at a discount

Income attributable to ordinary shareholders	361,786	45,463	591,605	78,043

Basic earnings per share	4.16	0.52	5.56	0.73
Diluted earnings per share	3.75	0.47	5.25	0.69
Shares used in computation of:
Basic earnings per share	87,066,163	87,066,163	106,328,347	106,328,347
Diluted earning per share	96,370,084	96,370,084	112,678,984	112,678,984

Mindray Medical International Limited
Income Statement

	Three months ended March 31, 2007		Three months ended June 30, 2007		Six months ended June 30, 2007		Three months ended September 30, 2007		Nine months ended September 30, 2007		Three months ended December 31, 2007		For the Year Ended December 31, 2007
	RMB’000	US$’000	RMB’000	US$’000	RMB’000	US$’000	RMB’000	US$’000	RMB’000	US$’000	RMB’000	US$’000	RMB’000	US$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
	(In thousands, except share and per share data)
Net revenues
-PRC	208,543	26,879	278,934	36,279	487,477	63,159	287,144	37,907	774,621	101,066	328,306	44,427	1,102,927	145,493
-International	213,866	27,565	282,553	36,752	496,419	64,317	286,092	37,778	782,511	102,096	345,499	46,707	1,128,010	148,802
Net revenues	422,409	54,444	561,487	73,031	983,896	127,476	573,236	75,685	1,557,132	203,162	673,805	91,133	2,230,937	294,295
Cost of revenues	(185,282)	(23,881)	(246,830)	(32,104)	(432,112)	(55,985)	(257,369)	(33,972)	(689,481)	(89,958)	(316,978)	(42,810)	(1,006,459)	(132,768)

Gross profit	237,127	30,563	314,657	40,928	551,784	71,491	315,867	41,713	867,651	113,204	356,827	48,323	1,224,478	161,527
Operating expenses:
Selling expenses	(48,050)	(6,193)	(81,015)	(10,529)	(129,064)	(16,722)	(83,366)	(10,994)	(212,430)	(27,716)	(99,007)	(13,367)	(311,437)	(41,083)
General and administrative expenses	(23,168)	(2,986)	(20,828)	(2,714)	(43,996)	(5,700)	(21,195)	(2,805)	(65,191)	(8,506)	(25,914)	(3,513)	(91,105)	(12,018)
Research and development expenses	(41,265)	(5,319)	(49,240)	(6,407)	(90,505)	(11,726)	(56,706)	(7,481)	(147,211)	(19,207)	(67,994)	(9,182)	(215,205)	(28,389)
Expense of in-progress research development
Other general expenses	(37)	(5)	(141)	(18)	(179)	(23)	(18)	(3)	(197)	(26)	16	2	(181)	(24)

Operating income	124,607	16,060	163,433	21,260	288,040	37,320	154,582	20,429	442,622	57,749	163,928	22,264	606,550	80,013
Other income net	3,164	408	(88)	(9)	3,076	399	8,604	1,125	11,680	1,524	6,190	833	17,870	2,357
Interest income	17,560	2,263	19,396	2,525	36,956	4,788	16,755	2,220	53,711	7,008	20,015	2,718	73,726	9,726
Interest expense	(96)	(12)	70	9	(26)	(3)	(37)	(5)	(63)	(8)	(24)	(3)	(87)	(11)

Income before income taxes and minority interests	145,235	18,719	182,811	23,786	328,046	42,504	179,904	23,770	507,950	66,273	190,109	25,812	698,059	92,085
Provision for income taxes	(22,866)	(2,947)	(26,291)	(3,422)	(49,157)	(6,369)	(25,137)	(3,324)	(74,294)	(9,693)	(32,160)	(4,350)	(106,454)	(14,043)
Minority interests

Net income	122,369	15,772	156,520	20,364	278,889	36,135	154,767	20,446	433,656	56,580	157,949	21,462	591,605	78,042
Deemed dividend on issuance of convertible redeemable preferred shares at a discount

Income attributable to ordinary shareholders	122,369	15,772	156,520	20,364	278,889	36,135	154,767	20,446	433,656	56,580	157,949	21,462	591,605	78,042

Basic earnings per share	1.16	0.15	1.47	0.19	2.63	0.34	1.45	0.19	4.08	0.53	1.48	0.20	5.56	0.73
Diluted earnings per share	1.09	0.14	1.40	0.18	2.49	0.32	1.37	0.18	3.85	0.50	1.39	0.19	5.25	0.69
Shares used in computation of:
Basic earnings per share	105,743,984	105,743,984	106,163,849	106,163,849	105,962,395	105,962,395	106,586,981	106,586,981	106,171,253	106,171,253	106,774,444	106,774,444	106,328,347	106,328,347
Diluted earning per share	111,869,215	111,869,215	112,122,314	112,122,314	111,920,859	111,920,859	113,036,660	113,036,660	112,620,932	112,620,932	113,457,341	113,457,341	112,678,984	112,678,984

Mindray Medical International Limited
Income Statement

	Three months ended March 31, 2008
	RMB’000	US$’000
	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Net revenues
-PRC	306,388	42,791
-International	319,605	44,637
Net revenues	625,993	87,428
Cost of revenues	(272,101)	(38,002)

Gross profit	353,892	49,426
Operating expenses:
Selling expenses	(75,065)	(10,484)
General and administrative expenses	(18,720)	(2,614)
Research and development expenses	(60,304)	(8,422)
Expense of in-progress research development
Other general expenses	(44)	(6)

Operating income	199,759	27,900
Other income net	3,596	502
Interest income	16,884	2,358
Interest expense	(35)	(5)

Income before income taxes and minority interests	220,204	30,755
Provision for income taxes	(40,837)	(5,703)
Minority interests	0

Net income	179,367	25,052
Deemed dividend on issuance of convertible redeemable preferred shares at a discount
Income attributable to ordinary shareholders	179,367	25,052
Basic earnings per share	1.68	0.23
Diluted earnings per share	1.59	0.22
Shares used in computation of:
Basic earnings per share	106,962,659	106,962,659
Diluted earning per share	112,998,260	112,998,260

Mindray Medical International Limited
Balance Sheet

	As at December 31,2006		As at December 31, 2007
	RMB’000	US$’000	RMB’000	US$’000
	(audited)	(unaudited)	(audited)	(unaudited)
	(In thousands)		(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	1,709,596	219,064	1,379,009	189,045
Short-term investments	13,312	1,706	407,744	55,897
Accounts receivable, net	104,679	13,413	210,176	28,813
Inventories	122,071	15,642	181,022	24,816
Other receivables	11,774	1,509	39,393	5,400
Prepayments and other	19,263	2,468	14,009	1,920
Deferred tax assets current portion	2,747	352	4,400	603

Total current assets	1,983,442	254,154	2,235,753	306,494

Long-term investments	105,573	13,528	250,000	34,272
Other assets	6,975	894	19,660	2,695
Advance for purchase of plant and equipment			132,053	18,103
Property, plant and equipment, net	171,587	21,987	350,551	48,056
Land use right	17,898	2,293	17,764	2,435
Intangible assets, net	149,479	19,154	130,649	17,911
Goodwill	122,169	15,654	122,169	16,748

Total assets	2,557,123	327,664	3,258,599	446,714

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Notes payable	50,625	6,487	63,460	8,700
Accounts payable	79,352	10,168	132,820	18,208
Advance from customers	47,007	6,024	52,696	7,224
Salaries payables	55,676	7,134	60,857	8,343
Other payables	100,082	12,825	124,661	17,089
Income taxes payable	11,703	1,500	56,246	7,711
Other taxes payable	7,937	1,017	14,801	2,029

Total current liabilities	352,382	45,155	505,541	69,304

Commitments and contingencies:
Minority interests	11	1	11	2
Deferred tax liabilities, net	21,815	2,795	24,699	3,386

Convertible redeemable preferred shares Shareholders equity:
Ordinary shares	110	13	111	13
Additional paid-in capital	1,934,937	243,321	2,062,361	260,107
Retained earnings	266,833	32,365	737,596	94,466
Accumulated other comprehensive loss	(18,965)	4,015	(71,720)	19,436

Total shareholders equity	2,182,915	279,713	2,728,348	374,022

Total liabilities and shareholders equity	2,557,123	327,664	3,258,599	446,714